UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-6 or 15d-16 of
The Securities Exchange Act of 1934

May 12, 2003

TeliaSonera
(Exact name of registrant as specified in its charter)

Marbackagatan 11 S-123 86 Farsta, Sweden
(Address of principal executive offices)

0-30340
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

TeliaSonera January-March 2003

- Pro Forma*

Q1 in Brief

  Net sales increased 3.6 percent to SEK 20,349 million.
  Operating income totaled SEK 3,227 million (4,625). Excluding non-recurring items operating income increased from SEK 2,010 million to SEK 3,227 million.
  Net income was SEK 1,602 million (3,878) and earnings per share SEK 0.34 (0.83).
  EBITDA improved to SEK 7,562 million (6,572). Excluding non-recurring items EBITDA improved from SEK 5,972 million to SEK 7,562 million. EBITDA margin increased to 37 percent (30).
  Free cash flow increased to SEK 3,897 million (-289).

Key Figures
In millions, except percentages and per share data	Jan-Mar 2003 SEK	Jan-Mar 2003 EUR	Jan-Mar 2002 SEK	Jan-Dec 2002 SEK
Net sales	20,349	2,198	19,642	80,979
Growth in net sales (%)	3.6	3.6	n/c	0.1
EBITDA	7,562	817	6,572	15,400
EBITDA excl. non-recurring items	7,562	817	5,972	25,457
Margin (%)	37.2	37.2	30.4	31.4
Income from associated companies	23	3	2,419	-33,039
Operating income	3,227	349	4,625	-45,958
Operating income excl. non-recurring items	3,227	349	2,010	5,992
Income after financial items	2,711	293	4,674	-46,791
Net income	1,602	173	3,878	-32,890
Earnings/loss per share	0.34	0.04	0.83	-7.03
Investments	1,951	211	3,897	14,506
of which CAPEX	1,676	181	2,653	11,710
Free cash flow	3,897	420	-289	9,534

Comments from Anders Igel, President and CEO

"It is very pleasing to see the strong margin development across the operations and that the implemented efficiency measures are yielding results."

"I am however not satisfied with the market share development. We are now taking efforts to reverse the trend and increased market efforts will have an effect on operating income."

"Focus going forward is on commercial actions, continued synergy realization and efficiency improvements."

* Pro forma presentation as if the merger of Telia and Sonera had taken place on January 1, 2002 and excluding Telia's Finnish mobile operations and Swedish cable TV operations. Convenience translation only, conversion rate SEK 1 = EUR 0.108019.

Review of the Group

Strong earnings development

Net sales for the TeliaSonera Group increased 3.6 percent to SEK 20,349 million during the first quarter compared to the same quarter of 2002, which includes fluctuations in exchange rates that negatively affected net sales by 1 percent.

Mobile communications showed strong growth in Norway, Denmark, the Baltic countries and Eurasia, while growth in Finland and Sweden was weak. Internet and broadband continued to increase in the Nordic and Baltic countries, while fixed voice sales continued to fall.

EBITDA increased 15 percent to SEK 7,562 million, mainly due to higher margins in the Swedish operations, continued strong earnings in Norway, and narrowing of losses from International Carrier. Consolidation of Fintur also had a positive impact.

There were no non-recurring items in the first quarter of 2003. Excluding non-recurring items in the comparable quarter, EBITDA increased 27 percent and the margin improved to 37 percent (30).

Income from associated companies decreased to SEK 23 million (2,419). Non-recurring items of SEK 2,015 million, mainly from the divestiture of Pannon, affected income in the comparable quarter.

Operating income totaled SEK 3,227 million (4,625). Excluding non-recurring items in the comparable quarter, operating income improved SEK 1,217 million.

Financial items totaled SEK -516 million (49), of which sales and write-downs of financial investments in Holding totaled SEK -198 million (151).

After minority stakes and tax, net income was SEK 1,602 million (3,878), and earnings per share SEK 0.34 (0.83).

High free cash flow

The substantial increase in EBITDA and low CAPEX generated strong free cash flow (cash flow from operating activities less CAPEX) of SEK 3,897 million (-289). Disbursements from restructuring reserves affected free cash flow by SEK -417 million. Remaining restructuring reserves for future disbursements totaled SEK 4,243 million at the end of the first quarter.

The strong cash flow enabled the Group to strengthen its financial position by reducing its net debt by SEK 3,427 million to SEK 34,648 million during the quarter.

Rapid integration of operations

Telia's and Sonera's operations were rapidly integrated and a new division of responsibilities was implemented in order to ensure customer-orientation and synergies.

Responsibility for day-to-day operations is decentralized to four geographic profit centers: TeliaSonera Sweden, TeliaSonera Finland, TeliaSonera Norway, Denmark and Baltic Countries, and TeliaSonera International. The units are organized and staffed.

A new head office has been established and staffed. Corporate Headquarters includes two Group-wide units with overarching responsibility for the Group's product portfolio, infrastructure, IT-systems and purchasing and for realizing synergies within these areas.

Several synergy initiatives taken during the quarter

Several initiatives were taken in order to generate synergies by negotiations with suppliers and by eliminating dual corporate functions, overlapping network resources, dual MMS platforms, dual IT software licenses, and dual roaming agreements.

Synergy savings from decisions taken so far
SEK million	Full run rate annual effect (by 2005)	Effect in 2003
OPEX
Product and service development	30	18
IT systems and infrastructure	16	16
Purchasing	116	116
Network operations	129	58
Corporate functions	145	145
Total	436	353
CAPEX
IT systems and infrastructure	-	15
Purchasing	115	133
Network operations	12	17
Total	127	165

The initiatives that have been taken thus far are expected to yield annual cost savings of SEK 436 million and annual investment savings of SEK 127 million by the end of 2005, which is ahead of schedule. The actions had only a minor effect during the first quarter. One-off expenses for implementing these synergies are estimated to less than SEK 100 million during the period 2003-2005. No expenses for synergies implementation were reported in the quarter.

Redundancies in Sweden and Finland

Profit centers TeliaSonera Sweden and TeliaSonera Finland initiated negotiations with the union organizations on redundancies. In Finland it is currently estimated that 400 jobs will be affected, while the effect in Sweden will be determined before summer.

The redundancies are a result of the merger, which generates overlapping within several areas, but these are also due to the introduction of a simpler and more customer-oriented organization and the ongoing streamlining efforts within each profit center.

Agreement to divest Com Hem

On April 23, 2003, TeliaSonera signed an agreement for the sale of the cable television business Com Hem AB in Sweden to the venture capital company EQT Northern Europe. The sales price totals SEK 2,150 million and the sale is expected to generate a positive cash flow of over SEK 1,900 million.

The divestiture was one of the commitments made by Telia vis-à-vis the European Commission in conjunction with the merger between Telia and Sonera.

The execution of the deal is contingent on the approval of the European Commission and anti-trust authorities. TeliaSonera expects to record the transaction, which will not generate any capital gain in the pro forma income statement, in the second or third quarter of 2003.

Review of Profit Centers

TeliaSonera Sweden

Strong earnings improvement despite loss of market shares

Due to generally slow growth in the market and a high level of activity among competitors, external net sales fell somewhat during the quarter. Sales of mobile communications increased 1 percent while sales of fixed communications decreased 1 percent. Increased competition within fixed voice with an extensive range of discounted offers caused TeliaSonera to lose market shares in the consumer segment during the quarter.

Profitability improved and the margin increased to 41 percent (33), due to the effects of streamlining measures in 2002 and low external costs within development and administration. The largest cost savings were within fixed communications. Marketing costs are expected to increase.

CAPEX decreased to SEK 601 million (1,122). Investments were kept low in networks and other production platforms. During the first quarter, SEK 66 million (97) was invested in mobile communications and SEK 535 million (1,025) in fixed communications.
SEK million, except percentages	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
Net sales	10,486	10,578	43,381
of which external	10,192	10,263	41,533
EBITDA	4,254	3,450	14,713
EBITDA excl. non-recurring items	4,254	3,501	15,607
Margin (%)	40.6	33.1	36.0
Operating income	2,717	1,865	8,026
Operating income excl. non-recurring items	2,717	1,916	8,936
CAPEX	601	1,122	4,453

New offers to counter market share drop in
the Consumer segment

In order to face the tougher competition on the consumer market, extensive preparations were made for developing new attractive offers that were launched on the market in May and that are expected to increase customer loyalty and counter market share drop.

The main events during the quarter in the Mobile product area were the launch of MMS and a campaign regarding Classic mobile subscriptions. In the product area Internet and Data Services, the order process for broadband services through the web was made fully automatic. The extended reach for ADSL will make broadband available to an additional 170,000 customers and two new types of subscriptions will be launched in order to increase the range of choices for customers.

Campaign starting to pay off in the Business segment

Efforts have been made to improve service for small and medium-size companies by increasing local presence, segmenting the market and developing new offers. Loyalty programs are being implemented.

Several activities were carried out on the market in order to win back customers. These activities were effective during the quarter, particularly within fixed communications. Demand for value-added services was strong.

Several event activities were carried out in different cities. A major marketing campaign was successfully run together with the Large Corporate Customers segment.

Prestigious business agreements within
the Large Corporate segment

The sales organization was trimmed and new offers were developed in order to support large companies and organizations in their business development efforts.

TeliaSonera's market position among large companies and organizations was further strengthened by offering solutions that integrate fixed and mobile communications, voice and data and several prestigious deals were made during the quarter.

The launch of IT-related communications services was positively received on the market.

The launch of Telia GPRS LAN access spurred greater interest in mobile data solutions. In order to promote Telia Mobile Mail Access, several executives and other key persons were given the service during a trial period.

Strong growth in fixed voice in the Operators segment

In the Operators segment demand increased for fixed voice, mobile services as well as Internet and data services. Growth derived from strong customer growth within fixed voice and increased demand for mobile roaming, co-location, hosting and content. Within Internet and Data Services, sales increased mainly due to strong development in ADSL with two new products launched during the period.

Mobile communications

External sales in mobile communications increased only 1 percent to SEK 2,480 million (2,447); due to relatively weak market development, a lower price level (3 percent) and a greater share of prepaid card customers.

Among consumers, demand for prepaid cards was strong while demand for post-paid subscriptions were weak in both the Consumer and Business segments.

The number of mobile customers increased by 67,000 to 3,671,000 during the quarter. Prepaid cards increased by 67,000 to 1,854,000, while the number of subscriptions was on the same level (1,817,000). The number of customers via service providers climbed by 14,000 to 102,000.

The average monthly traffic volume per customer (MoU) decreased to 120 (121) minutes and ARPU dropped to SEK 252 (262) due to a greater share of prepaid card customers. For subscription customers, MoU climbed to 191 minutes (176) and ARPU rose to SEK 414 (397). The number of sent SMS messages per customer and month increased to 14 (11). Churn remained at the same level, 11 percent.

EBITDA improved to SEK 1,235 million (1,137) and the margin was strengthened to 44 percent (42).

On March 31, 2003, Svenska UMTS-licens AB, jointly owned by TeliaSonera and Tele2, requested permission to delay the completion of the 3G network in Sweden. At the end of the quarter, investments in the 3G network totaled SEK 664 million.

Fixed communications

Within fixed communications, external net sales fell 1 percent to SEK 7,712 million (7,816). Fixed voice decreased 1 percent to SEK 5,448 million, of which traffic sales dropped 6 percent to SEK 2,468 million. The decrease was on the retail market, where TeliaSonera lost market shares in the consumer segment. Traffic sales on the wholesale market increased during the quarter.

Sales from subscriptions and value-added services climbed 3 percent to SEK 2,980 million, which is attributable to increased demand for premium rate calls, caller ID and TeleSvar voicemail. The number of subscriptions fell by 24,000 to 5,534,000 and ISDN channels by 54,000 to 829,000.

Demand remained high within Internet and Data Services and sales increased 7 percent to SEK 1,911 million. This growth was primarily within Internet access, where the number of customers with dial-up Internet increased by 21,000 to 784,000 and the number of broadband customers (ADSL) increased by 24,000 to 341,000. The Internet business now reports positive EBITDA.

Fixed communications showed earnings improvement and EBITDA increased to SEK 3,019 million (2,313). The margin strengthened to 39 percent (29), excluding non-recurring items of SEK -51 million during the comparable quarter.

TeliaSonera Finland

High profitability and growth despite tight competition

External net sales increased during the first quarter by 3 percent and earnings remained strong. Amortization of goodwill and fair value adjustments from the merger affected operating income by SEK -519 million (-512).

CAPEX levels were maintained and included SEK 200 million (185) from mobile communications and SEK 191 million (228) from fixed communications.
SEK million, except percentages	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
Net sales	4,368	4,201	17,515
of which external	4,264	4,146	17,295
EBITDA	1,823	1,815	6,925
EBITDA excl. non-recurring items	1,823	1,817	6,869
Margin (%)	41.7	43.3	39.2
Operating income	690	679	2,112
Operating income excl. non-recurring items	690	681	2,056
CAPEX	391	413	2,151

Several new services in the Consumer segment

In the consumer segment, a wide range of activities was underway during the quarter to prepare for number portability and improve customer loyalty.

Usage per mobile subscriber increased and GPRS subscription growth was strong. The number of subscriptions fell due to overall high churn level in the market.

The number of broadband customers increased, while the number of dial-up customers decreased slightly due to migration to broadband.

Several new services were launched for the new color display handsets, including an award-winning real-time hockey league update service. In March, a pilot was launched that enables customers to watch video on their GSM mobile phones with GPRS functionality.

Single point of contact in the Business segment

The sales units now act as a single point of contact for the segment and the sales organization has been restructured into four geographical areas in order to get closer to the customers.

The new sales management model boosted business customer sales despite increased competition. Sales of data services, particularly DSL-based services, increased and usage of mobile data grew.

Number portability, which will be introduced during the second quarter, is expected to further increase competition. However, improved quality of service, customer care and combined service offerings are being planned to meet increased competition.

Positive response to pan-Nordic services in
the Large Corporate segment

The sales unit was reorganized during the first quarter to better meet corporate customer needs.

TeliaSonera's ability to offer global and especially pan-Nordic services generated positive response from customers.

In April, the Finnish Parliament selected TeliaSonera Finland to provide home office services for Parliament members.

A downturn in the Finnish business environment reduced demand from corporate customers due to their own intensified activities to adjust their cost base. Price competition intensified especially within the data market.

Increased demand for mobile products in the Operators segment

Interest for operator products grew within the mobile product area. A new service operator, Globetel, chose TeliaSonera as its network provider for mobile communications.

Mobile communications

The usage of mobile services continued to increase, though the market faced downward pressure on prices. TeliaSonera adjusted subscription prices to simplify the pricing structure and to be more competitive in the mobile market. External net sales increased by 1 percent to SEK 2,690 million (2,657) during the quarter.

The number of GSM subscriptions decreased by 37,000 to 2,453,000. Mobile churn was high, at 15.8 percent (12.3), because of the exceptionally large number of disconnections in January. The churn levels recorded in February and March were moderate.

TeliaSonera Finland continued activities to increase voice and messaging usage. Outgoing minutes of use increased to 151 minutes (143) and the number of SMS messages per customer and month increased to 27 (26). ARPU decreased to EUR 38 (39) due to declining prices.

EBITDA totaled SEK 1,393 million (1,374) and the margin was 51 percent (51).

The build out of the 3G mobile network continued and the network will be commercially launched as soon as there are sufficient terminals available and the network technology is feasible.

Fixed communications

External net sales increased 6 percent to SEK 1,574 million (1,489). Internet and data services increased 3 percent to SEK 606 million (588). The number of consumer broadband Internet subscriptions climbed during the first quarter by 11,000 to 81,000, while the number of consumer dial-up subscriptions decreased by 7,000 to 174,000. In corporate data services, customers are migrating from Frame Relay services to DSL-based services. Particularly smaller SME companies choose ADSL services.

Fixed voice sales decreased 3 percent to SEK 668 million mainly as an effect of the increase of mobile and broadband usage. Traffic sales decreased 2 percent to SEK 354 million, while subscriptions and value-added sales decreased 3 percent to SEK 314 million. The number of fixed voice subscriptions decreased by 9,000 to 494,000, and the number of ISDN channels decreased slightly to 218,000.

For customer equipment and others, external net sales rose to SEK 300 million (213).

EBITDA decreased to SEK 430 million (441) and the margin weakened to 27 percent (29).

TeliaSonera Norway, Denmark, Baltic Countries

Increased profitability and market share in Norway

NetCom carried out several marketing activities during the quarter, aimed at promoting the use of wireless communications. The activities met with great success and contributed to a 27 percent increase in external net sales despite tougher competition. The increase is attributable to customer growth as well as increased traffic per customer.

The number of mobile customers climbed by 63,000 to 1,151,000, while the number of customers via service providers dropped by 13,000 to 77,000. The average monthly traffic volume per customer increased to 155 minutes (144), leading ARPU to climb to NOK 353 (326). The number of sent SMS messages per customer and month increased to 70 (57).
SEK million, except percentages	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
Net sales	1,515	1,200	5,537
of which external	1,496	1,176	5,482
EBITDA	646	422	2,133
EBITDA excl. non-recurring items	646	422	2,129
Margin (%)	42.6	35.2	38.5
Operating income	81	-74	-38
Operating income excl. non-recurring items	81	-74	-42
CAPEX	161	212	1,094

Continued customer growth, increased traffic per customer and streamlining costs affected earnings, and both EBITDA and operating income showed improvement. The repayment from Telenor of SEK 42 million due to overcharged prices on leased lines also had a positive effect on earnings.

To further increase market penetration, an agreement was signed with Telering for reselling NetCom's services in Norway. A general agreement was signed with COOP Norge for delivery of mobile communications to the organization's 928,000 members.

The Norwegian government decided in the beginning of 2003 to allow the holders of 3G licenses to postpone the build out of 3G, which means that NetCom has an additional 15 months to complete the network.

Turn-around program yielding results in Denmark

Earnings in the Danish operations improved for both the fixed and mobile businesses. CAPEX fell to SEK 74 million (289), due to the restructuring and concentration of the fixed network operations. Of the investments, SEK 25 million (36) referred to mobile communications and SEK 33 million (253) referred to fixed communications.
SEK million, except percentages	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
Net sales	717	711	2,783
of which external	696	623	2,593
EBITDA	-27	-91	-1,849
EBITDA excl. non-recurring items	-27	-90	-1,309
Margin (%)	-3.8	-12.7	-47.0
Operating income	-202	-289	-5,764
Operating income excl. non-recurring items	-202	-289	-2,234
CAPEX	74	289	953

Mobile communications

Competition increased on the Danish market. Service providers offered attractive per-minute rates while operators mainly competed by offering attractive mobile phone prices.

TeliaSonera concentrated its efforts on streamlining the operations, improving service to customers and increasing the profitability of its customer base. Customers who despite repeated reminders had not paid their bills were disconnected, causing the number of customers to drop by 28,000 to 438,000 during the quarter. Increased market activities are planned.

External net sales climbed 77 percent, however, to SEK 289 million (163) and the average traffic volume per customer and month increased 18 percent. The number of sent SMS messages per customer and month surged to 49 (23). EBITDA improved to SEK -4 million
(-128).

A subscription targeting young people (Telia Xpress) was launched during the quarter. On February 28, a fee of DKK 3 was introduced for each MMS message sent.

Establishing the 3G network in Denmark is in a start-up phase. According to the license requirements, the network will cover 30 percent of the population at the end of 2004.

Fixed communications

The restructuring efforts in the Danish fixed-line operations aimed at remedying the poor profitability are now starting to yield results. Compared with the fourth quarter of 2002, EBITDA, excluding restructuring costs, improved from SEK -494 million to SEK -57 million. The closedown of operations caused external sales to drop from SEK 280 million to SEK 262 million compared with the fourth quarter.

The restructuring efforts will continue in the second quarter by phasing out additional technology and office facilities, leasing and service contracts.

Most of the restructuring is expected to be complete before the end of the year. SEK 89 million of the restructuring reserve, which totaled SEK 487 million at the end of 2002, was utilized during the first quarter. 60 percent is expected to be reversed during 2003 and the remainder during the next three-year period.

For Internet and cable television operations in Stofa, external sales rose by 22 percent to SEK 145 million. The number of cable television customers increased by 1,000 to 189,000 and the number of customers with broadband Internet increased by 6,000 to 87,000. EBITDA improved to SEK 35 million (12).

Baltic Countries
SEK million, except percentages	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
Net sales	1,413	1,512	6,309
of which external	1,402	1,511	6,291
EBITDA	705	719	2,995
EBITDA excl. non-recurring items	705	719	3,020
Margin (%)	49.9	47.6	47.9
Income from associated companies	110	78	393
Operating income	275	309	1,505
Operating income excl. non-recurring items	275	309	1,537
CAPEX	132	286	1,334

Shift from fixed to mobile in Lithuania

The mobile operator Omnitel reported a 10 percent increase in external net sales to SEK 439 million (399) and the number of customers climbed by 5,000 to 855,000. Growth was 16 percent in local currency. EBITDA improved to SEK 220 million (140) and the margin increased to 50 percent (35). As a step in the ongoing customer-orientation, loyalty programs were launched for both business customers and consumers.

Operating income increased to SEK 80 million (31).

The fixed network operator Lietuvos Telekomas' external net sales fell 22 percent to SEK 511 million (652), mainly due to strong price competition from the mobile sector. Sales of fixed voice dropped 29 percent and the number of subscriptions fell by 43,000 to 893,000.

ADSL, however, increased by 2,000 to 13,000 and the number of ISDN channels by 1,000 to 36,000.

Decreased sales affected EBITDA, which fell to SEK 277 million (354), but the margin is still very high, 53 percent (54).

Lietuvos Telekomas has undergone extensive restructuring. The number of employees was further reduced by 400 during the quarter.

The continued focus is to win back customers and develop the Internet and data business taking advantage of the modern and developed network.

The modernization of the fixed network entailed substantial depreciation and affected operating income, which fell to SEK -27 million (69) during the quarter.

Strong mobile growth in Latvia

The mobile operator Latvijas Mobilais Telefons' external net sales totaled SEK 431 million (436). Growth was 11 percent in local currency. The customer base increased by 28,000 to 502,000. MMS was launched during the quarter.

EBITDA and the margin remained on approximately the same level as during the comparable quarter. Operating income increased to SEK 144 million (135).

The fixed network company Lattelekom (associated company) reported reduced sales and earnings during the quarter. Share of net income totaled SEK 10 million (50). After amortization of badwill, income from Lattelekom was SEK 52 million (83).

Increased earnings in Estonia

The mobile operator EMT (associated company) reported increased sales and earnings. Share of net income totaled SEK 65 million (21). After amortization of goodwill and fair value adjustments, income from EMT was SEK 44 million (-1).

The fixed network operator Eesti Telefon (associated company) also reported increased sales and earnings. Share of net income totaled SEK 26 million (8). After amortization of goodwill and fair value adjustments, income from Eesti Telefon was SEK 14 million (-4).

TeliaSonera International

Strong growth in Eurasia

Fintur (consolidated as of September 2002) reported good sales and earnings development. External net sales (in USD) rose 27 percent and EBITDA improved 10 percent compared with the same quarter 2002. The number of subscriptions increased by 113,000 to 1,727,000, primarily attributable to prepaid cards. In absolute numbers, growth was highest in Kazakhstan.
SEK million, except percentages	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec* 2002
Net sales	558	-	847
of which external	558	-	847
EBITDA	280	-	457
EBITDA excl. non-recurring items	280	-	457
Margin (%)	50.2	-	54.0
Operating income	133	18	-76
Operating income excl. non-recurring items	133	18	-76
CAPEX	225	-	234

* Four months

Fintur increased its holdings in Moldcell in Moldova from 77 to 100 percent during the quarter. The majority of CAPEX was attributable to operations in Kazakhstan and Azerbaijan.

In Kazakhstan, Fintur's largest market, KCell increased its customer base during the quarter by 40,500 to 655,000 and the company maintained its leading position on the market (73 percent).

In Azerbaijan, Azercell increased its customer base by 33,500 to 702,000 and maintained its market share (over 80 percent).

In Georgia, Geocell increased its customer base by 33,900 to 232,400, increasing its market share to over 40 percent.

In Moldova, Moldcell increased its customer base by 5,100 to 137,400 and the company currently has 50 percent of the market.

Over 500,000 new customers in Russia

The mobile operator MegaFon (associated company) reported increased sales and earnings during the quarter. The number of subscriptions increased by 543,000 to 3,573,000. Customer growth was strongest within the prepaid segment. Growth was strong across all regions where MegaFon has operations. The highest absolute increase in subscribers was in the Northwest region.
SEK million	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
Share of net income	90	64	168
Amortization of goodwill and fair value adjustments	-56	-60	-231
Income from associated companies	34	4	-63

Share of net income totaled SEK 90 million (64). After amortization of goodwill and fair value adjustments, income from MegaFon increased to SEK 34 million (4).

MegaFon has licenses nationwide in Russia. At the end of the quarter, the company had commercial operations in all major regions except Siberia and Far East.

The company is the third largest mobile operator in Russia and maintained its position on the market during the quarter.

Retained leading market position in Turkey

Turkcell (associated company) retained its leading position in terms of both overall market share and share of new subscriptions despite stiffer competition on the Turkish market. The number of customers climbed by 589,000 to 16.3 million during the first quarter of 2003.
SEK million	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
Share of net income (U.S. GAAP)	108	-175	70
IAS adjustments	154	1,272	551
Amortization of goodwill and fair value adjustments	-207	-239	-954
Income from associated companies	55	858	-333

Earnings and revenues continued to improve and share of net income increased to SEK 108 million (-175). After inflation adjustments, amortization of goodwill and fair value adjustments, income from Turkcell totaled SEK 55 million (858).

The Turkish economy showed signs of recovery from the worst of the financial turmoil of 2001. Although the economy remained somewhat fragile, macroeconomic indicators and consumer sentiment showed improvement during 2002.

Turkcell's financial figures are included in TeliaSonera's reporting with a one-quarter lag.

Reduced losses in International Carrier

The ongoing restructuring program had a very positive impact during the quarter. Volume growth continued, particularly within IP traffic. The concentration of operations and sustained price pressure caused external net sales to fall 10 percent compared with the same quarter 2002, however.
SEK million, except percentages	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
Net sales	1,492	1,628	6,861
of which external	1,202	1,340	5,702
EBITDA	-45	-261	-6,004
EBITDA excl. non-recurring items	-45	-286	-1,225
Margin (%)	-3.0	-17.6	-17.9
Operating income	-199	-485	-12,080
Operating income excl. non-recurring items	-199	-510	-1,992
CAPEX	27	198	1,117

Both EBITDA and operating income showed improvement. CAPEX was reduced since equipment from closed technical facilities can now be redistributed to areas that are expanding to meet increased customer demand.

In the part of the operations previously managed by Telia, external sales dropped 9 percent to SEK 916 million (1,006), due to the closedown of unprofitable operations, mainly domestic voice sales via resellers in the United Kingdom. Net sales of IP traffic increased 47 percent.

Major cutbacks on staff, leased lines and technical facilities improved EBITDA excluding non-recurring items to SEK -44 million (-333) and operating income excluding non-recurring items to SEK -165 million
(-528).

SEK 218 million of the restructuring reserve, which totaled SEK 3,854 million at the end of 2002, was utilized during the quarter. Approximately 50 percent is expected to be utilized during 2003 and the remaining part used later during the phase-out of long-term contracts for submarine cables and technical facilities.

The most important short-term goal is to attain positive cash flow on a monthly basis in 2003, excluding restructuring costs.

In the part of the operations previously managed by Sonera, sales of capacity and IP traffic increased on the Russian market. Weak development of the U.S. business affected sales, which fell 14 percent to SEK 286 million (334).

EBITDA excluding non-recurring items fell to SEK -1 million (47), of which bad debt expenses affected earnings by SEK 15 million. Operating income excluding non-recurring items fell to SEK -34 million (18).

TeliaSonera Holding

TeliaSonera Holding is responsible for non-core assets that are being restructured or that will be divested or phased out.

SEK million, except percentages	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
Net sales	570	873	2,737
of which external	390	708	1,978
EBITDA	78	536	-3,402
EBITDA excl. non-recurring items	78	59	532
Margin (%)	13.7	6.8	19.4
Income from associated companies	-158	1,469	-32,769
Operating income	-208	1,761	-38,713
Operating income excl. non-recurring items	-208	-730	-1,231
CAPEX	61	130	355

On March 21, 2003 the Spanish government decided to reduce the amount of bank guarantees of Xfera (3G investments in Spain) leading to TeliaSonera guarantees being reduced from EUR 383 million to EUR 67 million.

Sonera Zed reduced losses in EBITDA to SEK -4 million (-54). Yahoo! Inc. owns 15 percent of Zed and has the right to purchase up to 100 percent of the company over the next two years.

Several businesses were divested, including Telix in Russia and Marakanda Marknadsplats AB. Respons within the Telefos Group (49 percent holding) was sold.

On April 23, 2003, TeliaSonera signed an agreement for the sale of the cable television business Com Hem AB in Sweden to the venture capital company EQT Northern Europe.

The closing down of the satellite operations was completed.

The restructuring of Swedia Networks and Ki Consulting & Solutions within the Telefos Group continued during the quarter.

Holding's external net sales fell during the quarter due to the major divestitures in recent years, while sales for comparable units increased 12 percent.

The carrying value of TeliaSonera's holding in Infonet Services Corp. is higher than the current market valuation, based on Infonet's listed B shares. However, TeliaSonera also holds non-listed A shares with tenfold voting rights and the liquidity of the B share is low. Furthermore, TeliaSonera believes that Infonet's current financial position is strong. TeliaSonera will make a thorough impairment analysis of its holding in Infonet during the second quarter of 2003.

Excluding capital gains during 2002, income from associated companies improved to SEK -158 million (-545).

Operating income excluding non-recurring items improved to SEK
-208 million (-696), primarily due to the fact that the 3G investments in Germany no longer burden earnings after the 2002 write-down and positive development within Sonera Zed and Sonera SmartTrust. Due to major capital gains in the comparable quarter, EBITDA and operating income declined.

CAPEX primarily referred to leasing operations within Finans/Credit.

TeliaSonera Stock

With the completion of the mandatory redemption offer that commenced on December 30, 2002 and expired on January 31, 2003, TeliaSonera's total holding of securities in Sonera corresponded to 99.4 percent of the shares and voting rights after full dilution. In connection with the mandatory redemption offer, it was decided to increase the company's share capital by SEK 222,321,100.80 through a new share issue of 69,475,344 shares. After the new share issue, TeliaSonera's share capital totals SEK 14,960,742,620.80, divided into 4,675,232,069 shares.

The remaining Sonera shares were acquired through compulsory acquisition when TeliaSonera on March 21 issued a guarantee in accordance with the decision of the arbitration court for the compulsory acquisition procedure. TeliaSonera thereby owns all outstanding shares in Sonera, and the Sonera share has been delisted from the Helsinki Exchanges.

Sonera has also applied for the delisting of option 1999A from the Helsinki Exchanges.

Outlook

Actions to improve efficiency are yielding results faster than anticipated.

In the current business and regulatory environment the TeliaSonera Group is expecting an annual revenue growth of a few percentage points. Necessary increase in market efforts will put a pressure on operating income.

We believe that a sustainable EBITDA margin of 34 percent will be reached sooner than previously expected. Full year CAPEX is expected to be around the level of 2002.

In the longer term, TeliaSonera expects a significant increase in profits and cash flow.

Stockholm, May 8, 2003

Anders Igel

President and CEO

Auditors' Review Report

We have made a review of this interim report in accordance with recommendations issued by the Swedish Institute of Authorized Public Accountants. A review is substantially limited in scope in comparison to an audit. Nothing has come to our attention that indicates that this interim report fails to comply with the requirements of the Swedish Securities Exchange Act and International Accounting Standards (IAS).

Stockholm, May 8, 2003

Ernst & Young AB

Torsten Lyth

Authorized Public Accountant

Lars Träff

Authorized Public Accountant

Financial Information Interim Report January-June July 31, 2003 Interim Report January-September October 29, 2003

Questions regarding content:

TeliaSonera AB, Investor Relations

SE-123 86 Farsta, Sweden

Tel. +46 (0)8 50 45 50 00

Fax +46 (0)8 713 6947

www.teliasonera.com/ir

Ordering of printed reports:

Tel. +46 (0)8 713 7143

Fax +46 (0)8 604 5472

www.teliasonera.com/ir

Condensed Consolidated Income Statements
In millions, except per share data and number of shares	Jan-Mar 2003 SEK	Jan-Mar 2003 EUR	Jan-Mar 2002 SEK	Jan-Dec 2002 SEK
Net sales	20,349	2,198	19,642	80,979
Operating expenses	-12,787	-1,381	-13,070	-65,579
EBITDA	7,562	817	6,572	15,400
Depreciation, amortization and write-downs	-4,358	-471	-4,366	-28,319
Income from associated companies	23	3	2,419	-33,039
Operating income	3,227	349	4,625	-45,958
Net financial revenues and expenses	-516	-56	49	-833
Income after financial items	2,711	293	4,674	-46,791
Income taxes	-914	-99	-682	14,409
Minority interests	-195	-21	-114	-508
Net income	1,602	173	3,878	-32,890
Earnings/loss per share
Basic	0.34	0.04	0.83	-7.03
Diluted	0.34	0.04	0.83	-7.03
Weighted average number of shares (thousands)
Basic	4,675,232	4,675,232	4,675,232	4,675,232
Diluted	4,675,953	4,675,953	4,678,059	4,676,262

EBITDA excl. non-recurring items	7,562	817	5,972	25,457
Operating income excl. non-recurring items	3,227	349	2,010	5,992

Condensed Consolidated Balance Sheets

In millions	Mar 31, 2003 SEK	Mar 31, 2003 EUR	Dec 31, 2002 SEK
Fixed assets	167,846	18,130	171,656
Current assets	30,815	3,329	33,714
Total assets	198,661	21,459	205,370

Shareholders' equity	109,404	11,818	108,829
Minority interests	4,454	481	5,120
Provisions	18,550	2,004	18,324
Long-term loans	28,741	3,104	31,336
Short-term loans	10,165	1,098	12,608
Non-interest bearing liabilities	27,347	2,954	29,153
Total shareholders' equity and liabilities	198,661	21,459	205,370

Condensed Consolidated Cash Flow Statements
In millions	Jan-Mar 2003 SEK	Jan-Mar 2003 EUR	Jan-Mar 2002 SEK	Jan-Dec 2002 SEK
Cash flow from operating activities	5,586	603	2,326	20,717
Intangible and tangible assets acquired (cash CAPEX)	-1,689	-183	-2,615	-11,183
Free cash flow	3,897	420	-289	9,534
Cash flow from other investing activities	404	44	1,075	7,685
Total cash flow from investing activities	-1,285	-139	-1,540	-3,498
Cash flow before financing activities	4,301	464	786	17,219
Cash flow from financing activities	-5,401	-583	-10,074	-21,889
Cash flow for the period	-1,100	-119	-9,288	-4,670

Segment Information
SEK million	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
Net sales 1)
Sweden	10,486	10,578	43,381
Mobile	2,786	2,734	11,846
Fixed 2)	7,700	7,844	31,535
Finland	4,368	4,201	17,515
Mobile	2,757	2,690	11,208
Fixed 2)	1,611	1,511	6,307
Norway - mobile	1,515	1,200	5,537
Denmark	717	711	2,783
Mobile	336	194	1,021
Fixed 2)	381	517	1,762
Baltic countries	1,413	1,512	6,309
Lithuania - mobile	439	399	1,840
Lithuania - fixed	520	652	2,557
Latvia - mobile	431	436	1,815
Other	23	25	97
Eurasia - mobile	558	-	847
Russia	-	1	2
International Carrier	1,492	1,628	6,861
Holding	570	873	2,737
Corporate	1	12	21
Eliminations	-771	-1,074	-5,014
The Group	20,349	19,642	80,979

1) For information about external net sales per product area: www.teliasonera.com/ir

2) Including eliminations between fixed and mobile communications

SEK million	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
EBITDA
Sweden	4,254	3,450	14,713
Mobile	1,235	1,137	5,217
Fixed	3,019	2,313	9,496
Finland	1,823	1,815	6,925
Mobile	1,393	1,374	5,662
Fixed	430	441	1,263
Norway - mobile	646	422	2,133
Denmark	-27	-91	-1,849
Mobile	-4	-128	-505
Fixed	-23	37	-1,344
Baltic countries	705	719	2,995
Lithuania - mobile	220	140	735
Lithuania - fixed	277	354	1,346
Latvia - mobile	225	227	923
Other	-17	-2	-9
Eurasia - mobile	280	-	457
Russia	-2	-	-
Turkey	-1	-	-
International Carrier	-45	-261	-6,004
Holding	78	536	-3,402
Corporate	-176	-17	-591
Eliminations	27	-1	22
The Group	7,562	6,572	15,400
SEK million	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
EBITDA excl. non-recurring items
Sweden	4,254	3,501	15,607
Mobile	1,235	1,137	5,217
Fixed	3,019	2,364	10,390
Finland	1,823	1,817	6,869
Mobile	1,393	1,374	5,662
Fixed	430	443	1,207
Norway - mobile	646	422	2,129
Denmark	-27	-90	-1,309
Mobile	-4	-128	-505
Fixed	-23	38	-804
Baltic countries	705	719	3,020
Lithuania - mobile	220	140	736
Lithuania - fixed	277	354	1,373
Latvia - mobile	225	227	927
Other	-17	-2	-16
Eurasia - mobile	280	-	457
Russia	-2	-	-
Turkey	-1	-	-
International Carrier	-45	-286	-1,225
Holding	78	59	532
Corporate	-176	-169	-603
Eliminations	27	-1	-20
The Group	7,562	5,972	25,457

SEK million	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
Depreciation, amortization and write-downs
Sweden	-1,536	-1,584	-6,683
of which amortization of goodwill and fair value adjustments	-1	-1	6
Finland	-1,133	-1,142	-4,836
of which amortization of goodwill and fair value adjustments	-519	-512	-2,201
Norway	-565	-496	-2,170
of which amortization of goodwill and fair value adjustments	-335	-324	-1,347
Denmark	-176	-199	-3,911
of which amortization of goodwill and fair value adjustments	-6	-12	-22
Baltic countries	-541	-488	-1,883
of which amortization of goodwill and fair value adjustments	-146	-137	-548
Eurasia	-147	-	-250
of which amortization of goodwill and fair value adjustments	-44	-	-40
International Carrier	-154	-225	-6,075
of which amortization of goodwill and fair value adjustments	-	-	-1
Holding	-128	-243	-2,545
of which amortization of goodwill and fair value adjustments	2	160	67
Corporate	-6	0	-2
Eliminations	28	11	36
The Group	-4,358	-4,366	-28,319
of which amortization of goodwill and fair value adjustments	-1,049	-826	-4,086

SEK million	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
Income from associated companies
Sweden	-1	-1	-4
Finland	-	5	24
Denmark	0	1	-4
Baltic countries	110	78	393
Latvia - fixed	52	83	279
Share of net income	10	50	146
Amortization of goodwill and fair value adjustments	42	33	133
Estonia - mobile	44	-1	34
Share of net income	65	21	122
Amortization of goodwill and fair value adjustments	-21	-22	-88
Estonia - fixed	14	-4	80
Share of net income	26	8	127
Amortization of goodwill and fair value adjustments	-12	-12	-47
Eurasia	-	18	-283
Share of net income	-	45	-232
Amortization of goodwill and fair value adjustments	-	-27	-51
Russia	34	4	-63
Share of net income	90	64	168
Amortization of goodwill and fair value adjustments	-56	-60	-231
Turkey	55	858	-333
Share of net income (U.S. GAAP)	108	-175	70
IAS adjustments	154	1,272	551
Amortization of goodwill and fair value adjustments	-207	-239	-954
Holding	-158	1,469	-32,769
Share of net income	-138	-613	-1,643
Capital gains/losses	-22	2,014	2,443
Write-downs	2	-	-34,073
Amortization of goodwill and fair value adjustments	0	68	504
Corporate	0	-13	0
Eliminations	-17	0	0
The Group	23	2,419	-33,039

SEK million	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
Operating income
Sweden	2,717	1,865	8,026
Finland	690	679	2,112
Norway	81	-74	-38
Denmark	-202	-289	-5,764
Baltic countries	275	309	1,505
Eurasia	133	18	-76
Russia	32	4	-63
Turkey	54	858	-333
International Carrier	-199	-485	-12,080
Holding	-208	1,761	-38,713
Corporate	-182	-20	-556
Eliminations	36	-1	22
The Group	3,227	4,625	-45,958

SEK million	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
Operating income excl. non-recurring items
Sweden	2,717	1,916	8,936
Finland	690	681	2,056
Norway	81	-74	-42
Denmark	-202	-289	-2,234
Baltic countries	275	309	1,537
Eurasia	133	18	-76
Russia	32	4	-43
Turkey	54	858	-333
International Carrier	-199	-510	-1,992
Holding	-208	-730	-1,231
Corporate	-182	-172	-568
Eliminations	36	-1	-18
The Group	3,227	2,010	5,992

SEK million	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
CAPEX
Sweden	601	1,122	4,453
Finland	391	413	2,151
Norway	161	212	1,094
Denmark	74	289	953
Baltic countries	132	286	1,334
Eurasia	225	-	234
International Carrier	27	198	1,117
Holding	61	130	355
Corporate	4	4	18
Eliminations	0	-1	1
The Group	1,676	2,653	11,710

	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
Number of employees
Sweden
At the end of the period	10,910	11,404	11,030
Average for the period	10,429	11,311	11,022
Finland
At the end of the period	6,200	6,424	6,235
Average for the period	5,754	6,281	6,238
Norway
At the end of the period	733	723	734
Average for the period	732	718	724
Denmark
At the end of the period	1,038	1,222	1,105
Average for the period	1,040	1,241	1,202
Baltic countries
At the end of the period	5,318	6,123	5,691
Average for the period	5,380	6,048	5,870
Eurasia
At the end of the period	935	-	879
Average for the period	911	-	357
Russia
At the end of the period	3	2	1
Average for the period	3	2	2
Turkey
At the end of the period	3	4	3
Average for the period	3	4	4
International Carrier
At the end of the period	794	949	914
Average for the period	817	936	962
Holding
At the end of the period	1,567	3,978	1,641
Average for the period	1,546	4,820	2,713
Corporate
At the end of the period	240	231	227
Average for the period	207	226	227
The Group
At the end of the period	27,741	31,060	28,460
Average for the period	26,822	31,587	29,321

Quarterly Data
SEK million, except per share data	Jan-Mar 2003	Oct-Dec 2002	Jul-Sep 2002	Apr-Jun 2002	Jan-Mar 2002
Net sales	20,349	20,945	20,102	20,290	19,642
EBITDA	7,562	4,181	2,913	1,734	6,572
Depreciation, amortization and write-downs	-4,358	-4,503	-12,837	-6,613	-4,366
Income from associated companies	23	368	-2,731	-33,095	2,419
Operating income	3,227	46	-12,655	-37,974	4,625
Income after financial items	2,711	-80	-13,126	-38,259	4,674
Net income	1,602	3,008	-12,266	-27,510	3,878
Earnings/loss per share
Basic (SEK)	0.34	0.64	-2.62	-5.88	0.83
Diluted (SEK)	0.34	0.64	-2.62	-5.88	0.83
Investments	1,951	3,651	3,344	3,614	3,897
of which CAPEX	1,676	3,360	2,788	2,909	2,653
Cash flow from operating activities	5,586	6,586	6,348	5,457	2,326
Free cash flow	3,897	3,672	3,617	2,534	-289

EBITDA excl. non-recurring items	7,562	6,355	6,889	6,241	5,972
Operating income excl. non-recurring items	3,227	2,150	1,032	800	2,010

Non-Recurring Items
SEK million	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
Within EBITDA
Restructuring	-	-31	-5,924
Integration	-	-	-13
Capital gains/losses	-	783	1,174
Write-down of shares and receivables	-	-219	-4,818
Other non-recurring items	-	67	-476
Within depreciation, amortization and write-downs
Write-downs	-	-	-10,234
Within income from associated companies
Capital gains/losses	-	2,015	2,414
Write-downs	-	-	-34,073
Total	-	2,615	-51,950

TeliaSonera January-March 2003 - Legal *

Condensed Consolidated Income Statements
SEK million, except per share data and number of shares	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
Net sales	20,674	13,885	59,483
Costs of production	-11,936	-8,831	-38,182
Gross income	8,738	5,054	21,301
Sales, admin., and R&D expenses	-5,562	-4,318	-18,667
Other operating revenues and expenses, net	12	-39	-14,057
Income from associated companies	23	12	528
Operating income	3,211	709	-10,895
Net financial revenues and expenses	-530	-174	-721
Income after financial items	2,681	535	-11,616
Income taxes	-914	-397	3,619
Minority interests	-195	-11	-70
Net income	1,572	127	-8,067
Earnings/loss per share (SEK)
Basic	0.34	0.04	-2.58
Diluted	0.34	0.04	-2.58
Weighted average number of shares (thousands)
Basic	4,644,354	3,001,200	3,124,289
Diluted	4,645,075	3,001,200	3,125,314

Condensed Consolidated Balance Sheets
SEK million	Mar 31, 2003	Dec 31, 2002
Assets
Intangible fixed assets	67,560	68,106
Tangible fixed assets	54,339	56,172
Financial fixed assets	47,058	48,534
Total fixed assets	168,957	172,812
Inventories, etc.	546	580
Receivables	25,448	26,607
Short-term investments	1,260	3,826
Cash and bank	3,755	2,831
Total current assets	31,009	33,844
Total assets	199,966	206,656

Equity and liabilities
Shareholders' equity	109,404	108,829
Minority interests	4,454	5,120
Provisions for pensions and employee contracts	105	224
Deferred tax liability, other provisions	18,530	18,182
Total provisions	18,635	18,406
Long-term loans	29,498	32,124
Short-term loans	10,165	12,608
Non-interest-bearing liabilities	27,810	29,569
Total liabilities	67,473	74,301
Total equity and liabilities	199,966	206,656

* Including Sonera operations since December 3, 2002 and including Telia's Finnish mobile operations and Swedish cable TV operations.

Condensed Consolidated Cash Flow Statements
SEK million	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
Cash flow before change in working capital	6,547	2,682	11,111
Change in working capital	-930	-1,808	1,338
Cash flow from operating activities	5,617	874	12,449
Intangible and tangible fixed assets acquired (cash CAPEX)	-1,726	-1,981	-8,572
Free cash flow	3,891	-1,107	3,877
Cash flow from other investing activities	335	242	3,019
Total cash flow from investing activities	-1,391	-1,739	-5,553
Cash flow before financing activities	4,226	-865	6,896
Cash flow from financing activities	-5,328	-5,277	-10,344
Cash flow for the period	-1,102	-6,142	-3,448

Cash and cash equivalents, opening balance	5,465	8,923	8,923
Cash flow for the period	-1,102	-6,142	-3,448
Exchange rate differences in cash and cash equivalents	-30	-20	-10
Cash and cash equivalents, closing balance	4,333	2,761	5,465

Net interest-bearing liability, opening balance	25,034	10,661	10,661
Change in net borrowings	-2,702	1,386	16,507
Change in pension provisions	-119	-139	-2,134
Net interest-bearing liability, closing balance	22,213	11,908	25,034

Condensed Consolidated Statements of Changes in Shareholders' Equity
SEK million	Mar 31, 2003	Dec 31, 2002
Opening balance	108,829	59,885
Underwriting expenses after tax posted directly to equity	-	16
Transactions with outside parties	-3	-57
Differences arising from translation of foreign operations	-3,144	1,719
Differences after tax on forward contracts used for equity hedge	-	8
Inflation adjustments	79	-
Fair value measurement of securities available for sale	-	14
Gains/losses on instruments used to hedge cash flow	20	6
Dividend	-	-600
New share issue	2,051	55,905
Net income for the period	1,572	-8,067
Closing balance	109,404	108,829

Long-Lived Assets
	Goodwill		Other intangibles		Tangibles
SEK million	Mar 31, 2003	Dec 31, 2002	Mar 31, 2003	Dec 31, 2002	Mar 31, 2003	Dec 31, 2002
Opening balance	58,584	24,686	9,522	2,130	56,172	47,314
Purchases	1,153	30,929	516	5,119	1,638	9,244
Operations acquired	-	-	-	1,769	-	19,037
Sales/discards	-2	-4	-1	-62	-79	-241
Operations divested	-	-	0	-	-11	-3
Reclassifications	449	2,618	53	1,233	-17	-870
Amortization, depreciation	-861	-1,572	-490	-535	-3,084	-9,797
Write-downs, reversals of write-downs	-	-366	-	-203	-7	-8,388
CAPEX contribution from CATV customers	-	-	-	-	2	-2
Advances	-	-	-	-	6	-2
Exchange rate differences	-1,410	2,293	47	71	-281	-120
Closing balance	57,913	58,584	9,647	9,522	54,339	56,172

Investments
SEK million	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
CAPEX	2,153	2,022	14,345
Intangible fixed assets	516	59	5,119
Tangible fixed assets	1,637	1,963	9,226
Acquisitions	1,222	31	40,093
Goodwill	1,153	4	30,929
Shares and participations	69	27	9,164
Total	3,375	2,053	54,438

Net Interest-Bearing Liability

SEK million	Mar 31, 2003	Dec 31, 2002
Long-term and short-term loans	39,663	44,732
Less: Short-term investments, cash and bank	-5,015	-6,657
Net debt	34,648	38,075
Less: Interest-bearing financial assets	-7,555	-8,419
Interest-bearing receivables	-4,985	-4,846
Total net borrowings	22,108	24,810
Provisions for pensions	105	224
Total net interest-bearing liability	22,213	25,034

Financial Instruments
	Mar 31, 2003	Mar 31, 2003	Dec 31, 2002	Dec 31, 2002
SEK million	Book value	Fair value	Book value	Fair value
Equity participations in associated companies	22,585	18,048	23,027	19,341
Other holdings of securities	819	819	1,164	1,164
Other long- and short-term receivables	10,190	10,102	10,515	10,427
Short-term investments	682	682	1,192	1,192
Interest rate swaps received	1,198	1,198	8,666	8,666
Interest rate swaps paid	-755	-755	-8,139	-8,139
FX interest rate swaps received	11,934	11,934	12,298	12,298
FX interest rate swaps paid	-10,846	-10,846	-11,239	-11,239
Other currency derivatives	166	166	157	157
Total assets	35,973	31,348	37,641	33,867
Provisions for pensions	105	105	224	224
Long-term loans	29,515	30,640	32,122	32,630
Short-term loans	10,254	10,286	12,680	12,717
Interest rate swaps received	-1,630	-1,630	-7,369	-7,369
Interest rate swaps paid	1,864	1,864	7,584	7,584
FX interest rate swaps received	-2,218	-2,218	-2,213	-2,213
FX interest rate swaps paid	2,372	2,372	2,428	2,428
Other currency derivatives	161	161	158	158
Total liabilities	40,423	41,580	45,614	46,159
Less book value of:
- pensions	-105		-224
- accrued interest	-494		-500
- other currency derivatives	-161		-158
Book value of interest-bearing liabilities	39,663		44,732

FX swaps/forward contracts (portfolio)
Purchases of foreign currency	18,787	18,787	21,887	21,887
Sales of foreign currency	15,530	15,530	13,243	13,243

Changes in Share Capital
	Number of shares	Par value, SEK/share	Share capital, kSEK
Share capital, Dec 31, 1999	8,800,000	1,000.00	8,800,000
Bonus issue, May 20, 2000	-	1,036.80	323,840
Split 324:1, May 20, 2000	2,842,400,000	3.20	-
New share issue, June 16, 2000	150,000,000	3.20	480,000
Share capital, Dec 31, 2000	3,001,200,000	3.20	9,603,840
Share capital, Dec 31, 2001	3,001,200,000	3.20	9,603,840
New share issue, Dec 3, 2002	1,604,556,725	3.20	5,134,582
Share capital, Dec 31, 2002	4,605,756,725	3.20	14,738,422
New share issue, Feb 10, 2003	69,475,344	3.20	222,321
Share capital, Mar 31, 2003	4,675,232,069	3.20	14,960,743

Contingent Assets and Contingent Liabilities
SEK million	Mar 31, 2003	Dec 31, 2002
Contingent assets	-	-

Collateral pledged
Real estate mortgages	21	20
Shares in subsidiaries	91	90
Shares in associated companies	720	119
Current receivables	42	42
Blocked funds in bank accounts	98	102
Total	972	373

Contingent liabilities
Credit guarantees, associates	479	481
Performance guarantees, equity investees	4,106	4,077
Other guarantees, etc.	1,211	1,226
FPG/PRI, other pension guarantees	222	222
Total	6,018	6,006

On March 21, 2003, the Spanish Government decided to reduce the amount of bank guarantees for the performance guarantees of Xfera Móviles S.A. TeliaSonera's counter guarantee was reduced from EUR 383 million to EUR 67 million. TeliaSonera is in the process of issuing new guarantees.

TeliaSonera has a dispute with Tele2 and Vodafone concerning interconnect prices. TeliaSonera believes it has recorded sufficient provisions.

Contractual Obligations
SEK million	Mar 31, 2003	Dec 31, 2002
Tangible fixed assets	425	210
Indefeasible Rights of Use (IRU)	9	-
Associated companies and other minority holdings	2,793	2,665
Total	3,227	2,875

Deferred Tax
SEK million	Mar 31, 2003	Dec 31, 2002
Deferred tax liability	11,073	10,673
Deferred tax benefit (incl. valuation reserve)	-15,740	-15,931
Net deferred tax benefit (-)/liability (+)	-4,667	-5,258

Exchange Rates
Average SEK rate against	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
EUR	9.181832	9.158267	9.162273
NOK	1.213247	1.172355	1.220363
DKK	1.235705	1.232266	1.233063
USD	8.554819	10.446542	9.716717
TRL	0.000005	0.000008	0.000007

Basis for Presentation

General. As in the annual accounts for 2002, TeliaSonera's consolidated financial statements have been prepared in accordance with International Accounting Standards (IAS). The parent company TeliaSonera AB's financial statements have been prepared in accordance with the Annual Accounts Act and other Swedish regulations. This report has been prepared in accordance with IAS 34 "Interim Financial Reporting."

Amounts and dates. Unless otherwise specified, all amounts are in millions of Swedish kronor (SEK million) or other currency specified and are based on the three-month period ended March 31, 2003 for income statement items and as of March 31, 2003 for balance sheet items, respectively.

New accounting standards. IAS 41 "Agriculture" became effective on January 1, 2003. IAS 41 does not affect TeliaSonera's operations.

Restated segment reporting. TeliaSonera's business organization was changed on January 1, 2003. Hence, segment information in this report has been restated.

Changed definitions and concepts. The definition of EBITDA has been changed. The previous definition Operating income before depreciation, amortization and write-downs has been changed to Operating income before depreciation, amortization and write-downs and before Income from associated companies.

Underlying EBITDA has been renamed EBITDA excluding non-recurring items, but indicates the same measure as previously. This means that the previous concept Items not reflecting underlying business operations has been changed to Non-recurring items.

A new profit measure, Operating income excluding non-recurring items, has been introduced, consisting of Operating income less non-recurring items within EBITDA and also less write-downs within Depreciation, amortization and write-downs and less capital gains/losses and write-downs within Income from associated companies.

Furthermore, effective January 1, 2003, only capital gains/losses, write-downs, restructuring programs or similar that represent more than SEK 100 million on an individual basis, will be reported as non-recurring. Earlier periods have not been restated.

Changes in Group Composition

Sonera Oyj. As a result of a mandatory redemption offer, which commenced on December 30, 2002 and expired on January 31, 2003, TeliaSonera acquired 48,441,495 Sonera shares, including shares in the form of ADSs, representing 4.4 percent of the shares and votes in Sonera. Following the completion of the mandatory redemption offer, TeliaSonera's total holding of Sonera shares represented 99.4 percent of the shares and votes. On March 20, 2003, the arbitral tribunal appointed in the compulsory acquisition proceeding concerning the remaining outstanding Sonera shares initiated by TeliaSonera AB determined the amount to be placed as guarantee for the payment of the redemption price and accrued interest to the shareholders of Sonera pursuant to Chapter 14, Section 21 of the Finnish Companies Act. On March 21, 2003, TeliaSonera AB placed the guarantee approved by the arbitral tribunal. Pursuant to Chapter 14, Section 21 of the Finnish Companies Act, TeliaSonera AB obtained the ownership of all shares in Sonera as from the placing of the guarantee. Simultaneously, the Sonera share was delisted from the main list of Helsinki Exchanges.

Com Hem. On April 23, 2003, TeliaSonera signed an agreement to sell its Swedish cable TV operator Com Hem AB to EQT Northern Europe. Telia agreed to dispose of Com Hem as part of its undertakings to the European Commission in the context of the merger between Telia and Sonera. Completion of the sale is conditional upon approvals by the European Commission and relevant competition authorities, which is expected within the first half-year of 2003.

Netia. As of December 31, 2002, TeliaSonera owned 48 percent of the shares in the Polish company Netia Holdings S.A. As part of a financial reconstruction, a conversion of lenders' claims to equity in the company was completed on January 31, 2003, reducing TeliaSonera's shareholding to 4.3 percent.

Related Party Transactions

The Swedish and the Finnish State. The TeliaSonera Group's services and products are offered to the Swedish and the Finnish state, their agencies, and state-owned companies in competition with other operators and on conventional commercial terms. Certain state-owned companies run businesses that compete with TeliaSonera. Likewise, TeliaSonera buys services from state-owned companies at market prices and on otherwise conventional commercial terms. Neither the Swedish and Finnish state and their agencies, nor state-owned companies represent a significant share of TeliaSonera's net sales or earnings.

MegaFon. TeliaSonera holds a participating interest in the Russian company OAO MegaFon. As of March 31, 2003, TeliaSonera had interest-bearing claims on MegaFon of SEK 384 million.

Infonet. TeliaSonera owns a participating interest in the American company Infonet Services Corp. In the three-month period ended March 31, 2003, TeliaSonera sold services and products to Infonet worth SEK 14 million and purchased services and products worth SEK 60 million.

AUCS. TeliaSonera owns a participating interest in the Dutch company AUCS Communications Services. As of March 31, 2003, TeliaSonera had interest-bearing claims on AUCS of SEK 159 million.

Telefos. TeliaSonera owns 49 percent of the shares in Telefos AB. As of March 31, 2003, TeliaSonera had interest-bearing claims on the Telefos Group of SEK 1,623 million and had signed a limited supplementary guarantee of SEK 150 million for the credit-insured pension commitments of Telefos companies. In the three-month period ended March 31, 2003, TeliaSonera sold services and products worth SEK 45 million to the Telefos Group and bought services and products worth SEK 751 million. Some of the services purchased by TeliaSonera referred to construction of capital assets.

IN. TeliaSonera holds an indirect participating interest in INGROUP Sweden AB (IN). In the three-month period ended March 31, 2003, TeliaSonera sold services and products worth SEK 1 million to IN and bought services and products worth SEK 58 million.

Other relations. In addition to those specified, TeliaSonera buys and sells services and products to a limited extent from these and other associated companies, in all cases on market terms.

Credit Rating and Financing

In the first quarter of 2003, the rating agencies Moody's and Standard & Poor's assigned new credit ratings for TeliaSonera AB. The rating for long-term borrowings is A2 with a negative outlook from Moody's, and from Standard & Poor's the long-term rating is A with risk for possible downgrading, i.e. Credit Watch negative. These ratings represent a solid investment grade level and are thus expected to allow TeliaSonera continued good access to the financial markets.

In March 2003, TeliaSonera AB signed a new committed credit facility agreement (Revolving Credit Facility), with a syndicate of prominent banks. The facility, with a volume of EUR 1,400 million is five years with final maturity in March 2008, and substitutes TeliaSonera AB's former USD 1,000 million revolving credit facility. The main purpose of the facility is to serve as liquidity back-up for TeliaSonera. In early April, Sonera cancelled in advance its two revolving credit facilities with scheduled final maturity in 2004 and 2005, respectively.

During the spring of 2003, TeliaSonera AB will update its open-market financing programs, such as Euro Medium Term Notes and Euro Commercial Paper programs, and the intention is that TeliaSonera AB will continue to make future refinancing of the outstanding Sonera debt, as well as new financing required for the Sonera operations.

The positive cash flow in the first quarter of 2003 allowed for continued amortization of the Group's maturing loans during the period. The remaining debt redemptions during the year are mainly concentrated to the third quarter.

Merger with Sonera Oyj

As discussed in "Changes in Group Composition" above, TeliaSonera obtained ownership of all Sonera shares during the first quarter of 2003. The purchase price calculation and the purchase price allocation presented in TeliaSonera's Annual Report for 2002 has been adjusted accordingly.

Purchase price calculation. The aggregate purchase price was calculated as follows.
SEK million	Adjustment	Total
Fair value of TeliaSonera shares issued	2,050	57,728
Fair value of TeliaSonera warrants issued	1	228
Value of Sonera shares and warrants acquired	503	503
Transaction related expenses	27	649
Total purchase price consideration	2,581	59,108

Purchase price allocation. The excess of purchase price consideration over the value of Sonera's net assets, fair value adjustments and goodwill are as follows.
SEK million
Total purchase price consideration	2,581	59,108
Less: Value of Sonera's net assets	-857	-17,235
Excess of purchase price consideration over value of Sonera's net assets	1,724	41,873
Less: Fair value adjustments
Intangible assets	-317	-5,034
Tangible assets	19	-772
Financial assets	-970	-11,092
Provisions	102	481
Deferred tax	492	4,118
Goodwill	1,050	29,574

Non-Cash Transactions

Sonera. The completion of the merger with Sonera was partly effected through an exchange of shares (see "Merger with Sonera Oyj" above).

Vehicles. TeliaSonera leases vehicles through financial leasing, primarily from GE Capital. New acquisitions in the three-month period and the year ended March 31, 2003 entailed a non-cash investment of SEK 15 million.

Infrastructure/capacity swaps. Within the international carrier operations, swap contracts for infrastructure and capacity are signed with other carriers. Until both parties have fulfilled all deliveries as agreed, the value provided might differ from the value received. As of March 31, 2003, TeliaSonera had, through non-cash swapping, net received infrastructure and network capacity with a book value of SEK 58 million.

Stock Option Schemes

At General Meetings of shareholders of TeliaSonera AB, a number of stock option schemes have been adopted. Summarized information about warrants outstanding as of March 31, 2003 by exercise price is as follows.

	Outstanding		Of which exercisable
Exercise price (SEK)	Number of warrants	Remaining contractual life (in years)	Number of warrants	Remaining contractual life (in years)
33.64	2,298,000	7.17	-	-
49.09	3,670,588	7.17	-	-
69.00	14,302,000	2.17	-	-
72.02	5,956,750	2.25	5,956,750	2.25
108.17	136,800	5.17	-	-
132.82	5,277,790	2.25	-	-
347.38	10,028,600	5.17	-	-

On March 31, 2003, the closing price for the TeliaSonera share on Stockholmsbörsen was SEK 24.30. Detailed information regarding the stock option schemes is presented in TeliaSonera's Annual Report for 2002. If fully exercised, the stock options schemes will entail an increase in share capital of no more than MSEK 219, equal to a 1.5 percent increase in the number of shares.

Swedish GAAP

Differences in principles. TeliaSonera's consolidated financial statements are prepared in accordance with International Accounting Standards (IAS). Effective January 1, 2003, IAS deviates from Swedish GAAP, relevant to TeliaSonera, only with respect to the reporting of financial instruments.

Translation into Swedish GAAP. Application of Swedish GAAP affects consolidated net income and shareholders' equity as follows.
SEK million	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
Net income under IAS	1,572	127	-8,067
Financial instruments	11	7	-5
Deferred tax	-3	-2	1
Net income under Swedish GAAP	1,580	132	-8,071
SEK million	Mar 31, 2003	Dec 31, 2002
Shareholders' equity under IAS	109,404	108,829
Financial instruments	65	88
Deferred tax	-18	-26
Shareholders' equity under Swedish GAAP	109,451	108,891

Finnish GAAP

The following information is provided pursuant to the Finnish Financial Supervision Authority decision no. 28/269/2002.

This interim report has been prepared in accordance with chapter 2, section 5 of the Finnish Securities Markets Act.

TeliaSonera prepares its consolidated financial statements in accordance with International Accounting Standards (IAS). The main differences between Finnish Accounting Standards (Finnish GAAP) and IAS, relevant to TeliaSonera, are described in TeliaSonera's Annual Report for 2002. There were no material changes in the first quarter of 2003.

Parent Company

The parent company TeliaSonera AB, which is domiciled in Stockholm, comprises the Group's Swedish activities in development and operation of fixed networks and basic production of network services. The parent company also includes Group executive management functions, certain support units and the Group's internal banking operations.

Net sales for the period were SEK 5,584 million (5,824), of which SEK 4,388 million (4,824) was invoiced to subsidiaries. Earnings before appropriations and taxes improved to SEK 1,385 million (262), primarily due to Group contributions from subsidiaries. Earnings after appropriations and taxes were SEK 743 million (152). Also due to completion of the merger with Sonera, shareholders' equity increased to SEK 91,992 million (89,197 at year-end). Retained earnings amounted to SEK 22,494 million (21,751).

The balance sheet total decreased to SEK 136,063 million (139,002 at year-end). Cash flow from operating activities improved to SEK 2,241 million (-449) and cash flow before financing activities to SEK 4,661 million (-6,765). Net borrowings increased, to SEK 1,321 million (451 at year-end). Cash and cash equivalents totaled SEK 1,965 million (3,294).

The equity/assets ratio (including the equity component of untaxed reserves) improved to 73.2 percent (69.8 at year-end).

Total investments for the period amounted to SEK 3,068 million (998), including SEK 463 million (930) in tangible fixed assets, primarily fixed-line installations. The additional purchase price consideration for Sonera amounted to SEK 2,581 million. Other investments totaling SEK 24 million (68) were primarily attributable to capital infusions in subsidiaries and associated companies.

As of March 31, 2003, the number of employees was 3,313 (3,308 at year-end).

Subscription Trends 1)
In thousands	Mar 31, 2003	Dec 31, 2002	Dec 31, 2001	Dec 31, 2000	Dec 31, 1999
Mobile communications
Sweden	3,671	3,604	3,439	3,257	2,638
Finland	2,453	2,490	-	-	-
Norway	1,151	1,088	970	850	-
Denmark	438	466	288	263	170
Lithuania	855	850	-	-	-
Latvia	502	474	-	-	-
Eurasia	1,727	1,614	-	-	-

Internet
Sweden	1,130	1,084	944	716	601
of which broadband	346	321	197	29	3
Finland, residential	255	252	-	-	-
of which broadband	81	71	-	-	-
Denmark, broadband	87	81	58	30	11

Fixed voice 2)
Sweden	6,363	6,441	6,585	6,621	6,519
Finland	712	721	-	-	-
Lithuania	893	936	-	-	-

1) Excluding Telia's Finnish mobile operations and Swedish cable TV operations. For further information: www.teliasonera.com/ir

2) Including ISDN

Financial Information/"Underlying" measures of results of operations

This interim report includes information on "underlying" measures of TeliaSonera's results of operations like "EBITDA excluding non-recurring items" and "Operating income excluding non-recurring items." EBITDA equals operating income before depreciation, amortization and write-downs, excluding income from associated companies. Non-recurring items include write-downs, capital gains/losses, restructuring/phase-out of operations and personnel redundancy costs. TeliaSonera's management uses operating income excluding non-recurring items as the principal measure for monitoring profitability in internal reporting. Management believes that, besides operating income, EBITDA excluding non-recurring items and operating income excluding non-recurring items are also measures commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, these "underlying" measures are presented to enhance the understanding of TeliaSonera's historical operating performance.

These "underlying" measures, however, should not be considered as alternatives to operating income as indicators of our operating performance. Similarly, EBITDA excluding non-recurring items should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA excluding non-recurring items and operating income excluding non-recurring items are not measures of financial performance under IAS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. These "underlying" measures are not meant to be predictive of potential future results.

Forward-Looking Statements

This interim report contains statements concerning, among other things, TeliaSonera's financial condition and results of operations that are forward-looking in nature. Such statements are not historical facts but, rather, represent TeliaSonera's future expectations. TeliaSonera believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions; however, forward-looking statements involve inherent risks and uncertainties, and a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement, including TeliaSonera's market position, growth in the telecommunications industry in Europe, the effects of competition and other economic, business, competitive and/or regulatory factors affecting the business of TeliaSonera and the telecommunications industry in general. Forward-looking statements speak only as of the date they were made, and, other than as required by applicable law, TeliaSonera undertakes no obligation to update any of them in light of new information or future events.

SIGNATURE

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TeliaSonera (Registrant)
May 12, 2003 (Date)	/s/ JAN HENRIK AHRNELL Jan Henrik Ahrnell Vice President and General Counsel